

April 21, 2017

Robert K. Grunewald
Chief Executive Officer
Flat Rock Capital Corp.
1350 Avenue of the Americas, 18th Floor
New York, NY 10019

> **Re:** **Flat Rock Capital Corp.**
> **Registration Statement on Form 10**
> **Filed March 24, 2017**
> **File Nos. 000-55767 and 814-01237**

Dear Mr. Grunewald:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Portions of your filing are substantially incomplete and in some instances your disclosure suggests that you do not currently meet certain regulatory requirements. We note, for example, your board currently consists of one interested director, and you have not filed required financial statements or exhibits. Please note that we may have additional comments once you have amended your registration statement to comply with the Form requirements.

Business, page 1

2. We note your statement that you are managed by Flat Rock Global, "a private investment management firm that intends to is [sic] register as an investment adviser under the Investment Advisers Act …" Form 10 becomes effective automatically 60 days after filing by operation of law and there is no means for delaying effectiveness. For guidance, please see Exchange Act C&DIs 116.04 to 116.06. Please confirm whether your adviser will be registered under the Investment Advisers Act prior to the effectiveness of your Form 10 or, if not registered, please tell us the exemption from registration your adviser will rely on. If your adviser will not be registered, and cannot rely on an exemption, please withdraw your Form 10 and confirm that no sales have been made.

3. Currently you provide a detailed description of the criteria you will use to make loan decisions and include a statement that your adviser will evaluate all investments individually and as a component of your overall portfolio. Please revise your Business disclosure to briefly address any portfolio constraints and to further explain how the adviser intends to construct the portfolio as a whole.

4. On page two you indicate that a significant portion of your borrowers will be companies that "… (5) are unable to meet their obligations …" Please confirm whether this should read "are not unable to meet their obligations."

5. On page three you indicate that Mr. Grunewald was previously the President and Chief Information Officer of Business Development Corp. of America and founder of AR Capital BDC Income Fund. Subsequent disclosure emphasizes his experience and industry contacts. On November 23, 2015 Business Development Corp. of America filed a Form 8-K indicating Mr. Grunewald was "removed from his position." A November 30, 2015 Investment News Article "BDCA president removed as Schorsch scandal grows" states that BDCA was identified in a complaint by the Massachusetts Secretary General. Please revise your disclosure to more fully explain the risks associated with your reliance on Mr. Grunewald's experience and contacts including any risks arising from his prior affiliations. In addition, with a view to disclosure, please tell us who will be involved in the private offering of your securities, as disclosed on page seven.

6. We note your base management fee is based on "average gross assets." Please clarify how the term "average gross assets" is calculated for purposes of calculating your fee and disclose any incentives the adviser may have to use leverage as a result.

7. The discussion of your incentive fee is confusing and difficult to follow. Please revise to clearly explain what the incentive fee is designed to accomplish and how it works in a manner that investors can understand. In order to facilitate investor understanding, please consider providing one or more examples of how the calculation works under various scenarios.

8. Please disclose any fees payable pursuant to the Administration Agreement.

9. Please provide support for the assertion on page five that the financial condition of your intended borrowers has improved since the credit crisis.

10. On page 5 you state that your adviser has established an investment committee consisting of Robert Grunewald and Richard Petrocelli. You state that part of the committee's purpose is to monitor the adviser's performance. The investment committee consists of the same two individuals responsible for making portfolio decisions and otherwise performing the actions required under the advisory agreement. Please clarify how the Investment Committee effectively monitors its own performance or revise accordingly.

11. On page six you state that you "expect to use the expertise of the investment professionals of Flat Rock Global and its affiliates." Please disclose the Flat Rock Global affiliates.

12. In the last bullet under Expenses on page seven you indicate that you will be responsible for certain direct costs including "staff incurred by Flat Rock Global" Please clarify what staff costs you will be paying for and what is covered by the advisory agreement with Flat Rock.

Certain U.S. Federal Income Tax Considerations, page 12

13. We note the reference on page 14 to original issue discount (OID) and payment in kind (PIK). It is unclear whether a material portion of the Company's portfolio or income will be attributable to OID or PIK. If material, please consider adding disclosure that:

- the higher yields and interest rates on OID and PIK securities reflects the payment deferral and increased credit risk associated with such instruments and that such investments may represent a significantly higher credit risk than coupon loans;
- OID and PIK securities may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.
- OID instruments generally represent a significantly higher credit risk than coupon loans.
- PIK interest has the effect of generating investment income and increasing the incentive fees payable at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.
- OID and PIK securities create the risk that incentive fees will be paid to the investment adviser based on non-cash accruals that ultimately may not be realized, but the investment adviser will be under no obligation to reimburse the fund for these fees.

Risk Factors, page 19

14. Currently you present approximately 16 pages of risk factors. Some of the risk factors are lengthy, detailed, and complex. In addition, you frequently repeat disclosures contained in other sections of your document. We are concerned that the length and complexity of the risk disclosure may distract investors from other essential information contained in your prospectus. Please review the risk factors to ensure it is clear and concise and revise as necessary.

15. On page 19 and elsewhere you refer to your adviser's "management team," and "investment professionals" but also state on page 21 that your success depends on the continued service of Robert K. Grunewald. In an appropriate location, please disclose your adviser's total number of employees and assets under management. To the extent you are reliant on Mr. Gunewald's experience and contacts please ensure that your risk factor fully addresses the extent of your reliance.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36

16. On page 38 you state your intention to enter into an expense support and conditional reimbursement agreement with Flat Rock Global whereby your adviser may pay up to 100% of your operating expenses. In an appropriate location, please summarize the actual terms of this agreement in definitive language. In addition, please clarify the steps you have taken to ensure the adviser is able to meet its commitments under this agreement.

Security Ownership of Certain Beneficial Owners and Management, page 41

17. Please tell us the basis for your statement that following the completion of your private offering, no person will be deemed to control you.

Directors and Executive Officers, page 42

18. Please ensure that all biographical information includes the dates for which the individual was associated with the various entities listed and is limited to relevant information only. For example, the reference to ACAS current assets under management is not relevant to Mr. Grunewald if he left that firm in 2009. Please revise as appropriate.

19. Please remove the reference to Mr. Grunewald's generating an average annual return of 9.6% from his biography.

Certain Relationships and Related Transactions, and Director Independence, page 46

20. Please consider truncating the advisory fee-related disclosures here as you already include this information earlier in your filing.

Recent Sales of Unregistered Securities, page 49

21. Your disclosure indicates that you sold 100 shares of your common stock to Mr. Grunewald for $200,000. Previously, on page 38, you indicate that Flat Rock Global purchased 10,000 shares for $200,000. Please reconcile these disclosures. Please also confirm that any offering of your shares to unaffiliated shareholders will be done in a manner that is consistent with Big Apple Capital Corp., SEC Staff No-Action Letter (May 6, 2017).

Description of Registrant's Securities to be Registered, page 49

22. Please remove the statement that "[the] summary is not necessarily complete, and we refer you to the Maryland General Corporation Law and our charter and bylaws …"

23. Please confirm that you have no intention of issuing preferred securities within 12 months of effectiveness. If you are unable to so confirm, please disclose the potential material consequences to shareholders.

24. On page 51 you state that "[a]s permitted by Maryland law, a plurality of all the votes cast at a meeting … will be required to elect a director, unless the charter or bylaws provides for a greater amount …" Your disclosure is unclear as to whether your charter or bylaw provide for a greater amount. Please revise to indicate the vote required to elect a director.

25. On page 53 you indicate that your charter provides that any tender offer "made by any person … must comply with most of the provisions of Regulation 14D of the Exchange Act …" If Section 14(d) of the Exchange Act applies, it applies irrespective of any contrary provision(s) in your charter. Please explain the basis for this statement and the basis for your statement that "no stockholder may transfer any shares to the offeror without first offering the shares to [you] at a price that is greater than the tender …" Your response should address any Exchange Act rules and guidance, as appropriate.

26. We note the disclosure that your bylaws contain a provision exempting all acquisitions by any person from the provisions of the Control Share Act. Please consider whether the detailed discussion of the Control Share Act that precedes this statement can be truncated, in light of your bylaw provision.

<u>Closing</u>

  We remind you that the Company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments action or absence of action by the staff.

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  If you have any questions prior to filing a pre-effective amendment, please call me at (202) 551-3393.

             Sincerely,

             Jay Williamson
             Senior Counsel

cc: Morris, Manning & Martin, LLP
     Owen J. Pinkerton